

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2014

Via E-mail
Rhonda M. Taylor, Esq.
Senior Vice President and General Counsel
Dollar General Corporation
100 Mission Ridge
Goodlettsville, Tennessee 37072

>   **Re: Family Dollar Stores, Inc.**
>   **Amendment No. 3 to Schedule TO-T**
>   **Filed October 2, 2014 by D3 Merger Sub, Inc. and Dollar General**
>   **Corporation**
>   **File No. 005-14318**
>
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed October 2, 2014 by Dollar General Corporation and D3 Merger Sub,**
>   **Inc.**
>   **File No. 1-06807**

Dear Ms. Taylor:

We have limited our review of the above filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filings or providing the requested information. Where you do not believe our comments apply to the bidder's and participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

General

1. We note your response to comment 1 in our letter dated September 25, 2014 (numbered comment 11 in your response dated October 1, 2014) and we re-issue the comment in part. With a view towards disclosure, please include in your proxy statement and Schedule TO the information you provide in your response. In doing so, please also tell us and revise your disclosure to address:

- the date the participants expect the tender offer to be consummated and why such date supports the conclusion that the $80 per share all-cash tender offer provides immediate liquidity;

- the probability the participants have assigned to the consummation of the tender offer, given the various conditions, including the HSR condition, and why such probability supports the conclusion that the tender offer provides certain liquidity; and

- given that "Dollar General and D3 Merger Sub reserve the right to amend the Offer in any respect (including amending the offer price and the consideration to be offered in the merger…)," the likelihood they will do so given the disclosure regarding immediate and certain liquidity.

Forward –Looking Statements, page 23

2. We note your reference in this section to "the Offer and Dollar General's proposal to acquire Family Dollar." Please remove all references to inapplicable safe harbor provisions under the federal securities laws. In this regard, please note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov.

Proxy Card

3. Please revise the form of proxy card to identify all parties on whose behalf the solicitation is made. In this regard, we note that your form of proxy identifies that the solicitation of proxies is in opposition to the proposed acquisition of Family Dollar by Dollar Tree, but does not identify that the solicitation is made on behalf of Dollar General. Refer to Exchange Act Rule 14a-4(a).

Please contact Special Counsel, Perry J. Hindin, at (202) 551-3444, if you have any questions regarding comments relating to Schedule TO and Offer of Purchase. You may contact Staff Attorney, Jennifer López, at (202) 551-3792, or me at (202) 551-3720 with any questions regarding comments related to the revised preliminary proxy statement.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director